Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	FRIDAY, JULY 5 2013

Performance Statistics

On-Time Experience

American	Thu	MTD	Target
D-0	67.9	53.0	59.1
A+14	88.3	76.2	76.4

Eagle
D-0	73.0	56.0	66.0
A+14 DOT	86.9	70.5	75.7

Every Bag Counts

American	Thu	MTD*	DOT Standard
	2.18	2.84	3.00

* DOT claims per 1000 customers

Announcements

» Read the Latest Edition of Arrivals!

The July 3 edition of Arrivals provides you with an inside look at the recent integration planning session. You also can learn more about Fourth of July traditions across the American and US Airways networks. Read more on new Jetnet!

» American Launches New AA.com African-American Site

American has launched aa.com/blackatlas, an African-American site that replaces the standalone microsite BlackAtlas.com. With the new site, customers will learn about American’s commitment to support different communities in which the company does business, whether it’s through unique products and services or extensive partnerships with key national African-American advocacy organizations. Other relevant sections of the site include “In Our Community,” “Inspired Service,” “Upcoming Events” and “Cultural Destinations.” Find out more in the news release in American’s Newsroom.

» Save Money on Your Commute with the Transit Plan

All eligible U.S.-based American Airlines employees can purchase monthly commuter passes online for travel to and from work. The month-to-month transit plan allows you to purchase commuter passes with pre-tax payroll deductions up to a maximum of $240 per month. Learn how to Get a Tax Break on Your Commute on classic Jetnet’s Benefits page. Then visit the PayFlex HealthHub website under the Managing Your Benefits tab to order your October commuter passes.

» Featured Deal of the Week: Knott’s Berry Farm

With five themed areas, there is something at Knott’s for everyone. Soar over 300 feet in the air on the all new WindSeeker, feel the thrill on Silver Bullet, the park’s first-ever suspended coaster, or Sierra Sidewinder the spinning coaster that offers a panoramic view. Find out more about the Knott’s Berry Farm discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

» Coming Up Across American

Get details on upcoming events on Jetnet’s Event Calendar:

Saturday, July 6

CRSM – LEGO Travel Adventure – Where Will You Go? (May 25 – Sept. 8)

Monday, July 8

All Locations – On My Own Time Art Show Registration (through July 12)

Tuesday, July 9

HDQ – Retirewise Financial Education Workshop Part 1: Building Your Foundation’ Weight Watchers at Work

TULE – Tulsa AAERG General Meeting

Wednesday, July 10

DFW – American Airlines Cycling Club of North Texas (AACCNT) Weekly Road Ride

HDQ – Flying Toasters Toastmasters Club; Retirewise Financial Education Workshop Part 1: Building Your Foundation

Thursday, July 11

HDQ – CERG Brown BAG New Series with Charles Thornton – How is Your Joy Meter?; Flagship Speakers Toastmasters Club Meeting; The Good Yarn Club

Friday, July 12

DFW – Juma’a Prayer

HDQ – Jeans Day for Charity

TULE – Weight Watchers at Work

To showcase your upcoming American-related event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

Industry News

From the Chicago Business Journal

United Unveils New Ads

United is launching a new ad campaign to promote its p.s. Premium transcontinental service that connects New York JFK with both Los Angeles (LAX) and San Francisco (SFO). The new 30-second TV spot, created by ad agency McGarryBowen, suggests United’s transcon premium cabin service has all the luxurious amenities one would expect to find in premium cabins on international flights, including lie-flat seats, multi-course meals, Wi-Fi and large-screen video monitors. United, which is not a heavy TV advertiser, has chosen to focus one of its infrequent TV campaigns on the carrier’s transcontinental service because the routes are among its most heavily-traveled routes. And United can charge more for the p.s. Premium service because of its luxurious touches. Altogether, United has more than 90 round-trip p.s. Premium flights a week from JFK to LAX and SFO. The commercial will air on TV in the New York market, and will be seen digitally in the Los Angeles and San Francisco markets. Outdoor billboards in all three markets also will be part of the ad campaign.

From the Puget Sound Business Journal

Alaska Air Adds New Cities from Seattle, Portland

Alaska Airlines said it will begin flying nonstop daily from Seattle to Colorado Springs and Omaha, beginning in November. The Seattle-Colorado Springs service begins on Nov. 1, while Seattle-Omaha flight begins Nov. 7. Alaska also announced new service between Portland, Ore., and both Reno and Tucson.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, July 3

Crude oil was $101.20 a barrel, up $1.60from the previous day.

Jet fuel price was $119.60 a barrel, up $2.62.

It’s a Fact

Wednesday’s closing price of $101.20 for crude oil was the first close above $100 since May 3, 2012, when crude oil closed at $102.54.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.